Filed pursuant to Rule 424(b)(3)
File Number 333-124582

Supplement No. 2 to market-making prospectus dated May 12, 2006
The date of this supplement is May 23, 2006
On May 23, 2006, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 15, 2006

COOPER-STANDARD HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

39550 Orchard Hill Place Drive
Novi, Michigan 48375

(Address of principal executive offices)

Registrant's telephone number, including area code:    (248) 596-5900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.    Results of Operations and Financial Condition.

Cooper-Standard Holdings Inc. is furnishing the following information:

We issued a press release (the "Press Release") on May 15, 2006 that discloses information regarding our results of operations for our fiscal quarter ended March 31, 2006. A copy of the Press Release is being furnished and included herewith as Exhibit 99.1.

The Press Release contains a non-GAAP financial measure (as that term is defined in Item 10(e) of the Commission's Regulation S-K). A statement providing a reconciliation from that non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with generally accepted accounting principles is also included in the Press Release. Managment included the non-GAAP financial measure in the Press Release because it believes such measure provides investors with a better understanding of the measures used by management to evaluate our performance and our compliance with financial covenants related to our indebtedness.

Item 9.01.    Financial Statements and Exhibits.

(c)    Exhibits.

The following exhibit is furnished pursuant to Item 9.01 of Form 8-K:

99.1    Press release of Cooper-Standard Holdings Inc., parent to Cooper-Standard Automotive Inc., dated May 15, 2006.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cooper-Standard Holdings Inc.
By: /s/ Timothy W. Hefferon
Name: Timothy W. Hefferon
Title: Vice President, General Counsel and Secretary

Dated: May 23, 2006

Cooper-Standard Automotive Announces First Quarter 2006 Results

Novi, Mich. – May 15, 2006 -- Cooper-Standard Holdings Inc., the parent of Cooper-Standard Automotive Inc., today announced its first quarter 2006 financial results. Results for the period were positively impacted by the company's acquisition of ITT Industries' automotive Fluid Handling Systems (FHS) division, which was completed in the first quarter. The company reported sales of $540.4 million and net income of $5.5 million. The company is a leading global manufacturer of body sealing, fluid handling, and noise, vibration, and harshness (NVH) control parts for the automotive industry.

A summary of the unaudited financial results for the quarter follows:

$ Millions	Q-1 2005	Q-1 2006
Net Sales	$470.1	$540.4
Earnings Before Taxes	$(0.6)	$7.9
Net Income	$(0.5)	$5.5

Sales in the first quarter 2006 were 15 percent higher than the same period in 2005, mainly due to the FHS acquisition. FHS accounted for $71.3 million in sales for the period of February 7, 2006 through March 31, 2006. Net income was $5.5 million, up $6.0 million from 2005 which was attributable to $9.9 million favorable change in purchase accounting adjustments. First quarter 2006 net interest expense was $20.3 million compared to 2005 net interest expense of $16.1 million due to the incremental new debt associated with the acquisition and slightly higher interest rates.

"We kicked off 2006 on a positive note for the company," said Jim McElya, president and CEO. "Cooper-Standard delivered an $11.5 million quarterly improvement in Adjusted EBITDA year over year, which is a strong indication that our strategy is working effectively. As we continue to integrate FHS we are confident that we will remain successful, in spite of challenging conditions within the industry."

Highlights of the First Quarter 2006

Significant number of product launches: Cooper-Standard successfully launched products for the following vehicles during the first quarter of 2006:

•	DaimlerChrysler (Chrysler 300C (Europe), Dodge Caliber, Dodge Sprinter, and Mercedes SLK)

•	Ford (Ford Puma, Jaguar S-Type, XJ, and XK8)

•	General Motors (Cadillac Escalade, Chevrolet Suburban and Tahoe, and GMC Yukon)

•	Volkswagen (Gol and Polo)

Incremental new business awards: During the first quarter of 2006 the company was awarded incremental annualized net new business of over $31 million, of which 44 percent was from customers other than the traditional "Big Three."

Awards and recognitions: In recognition of excellence in various aspects of its operations, Cooper-Standard received the following industry awards:

•	Toyota "Cost Excellence Performance Award"

•	DaimlerChrysler - Chrysler Group Gold Award

Acquisitions and other strategic alliances: The company completed its purchase of ITT Industries' automotive Fluid Handling Systems division, adding fifteen locations and broadening both its product and customer bases. This acquisition elevated Cooper-Standard to the number two position in the global fluid handling systems arena.

Also in the quarter, the company entered into a joint venture agreement with Hubei Jingda Precision Steel Tube Industry Co. Ltd. of China providing for the manufacture and assembly of fluid handling systems for sale to original equipment manufacturers in China through an entity majority-owned by Cooper-Standard.

Adjusted EBITDA Reconciliation

EBITDA during the first quarter of 2006 was $60.6 million compared to $41.1 million during the first quarter of 2005. After accounting for adjustments relating to restructuring, inventory fair value write up, and foreign exchange, Adjusted EBITDA for the first quarter in 2006 was $65.0 million compared to $53.5 million for the same period in 2005.

$ Millions	Q-1 2005	Q-1 2006
Net Income	$(0.5)	$5.5
Provision for Income Taxes	$(0.1)	$2.4
Interest Expense	$16.1	$20.3

EBIT	$15.5	$28.2
Depreciation and Amortization	$25.6	$32.4

EBITDA	$41.1	$60.6

Restructuring	$0.3	$2.2
Foreign Exchange Loss/(Gain) (1)	$2.3	$0.1
Inventory Write-up (2)	$9.8	$2.1
Adjusted EBITDA	$53.5	$65.0

(1)	Unrealized foreign exchange loss on indebtedness related to 2004 acquisition.

(2)	A one time write-up of inventory to fair value at the date of acquisition.

Management uses Adjusted EBITDA as a measure of performance and to demonstrate compliance with certain debt covenants. The Adjusted EBITDA may vary slightly from the amount used in calculating covenant compliance due to the classification of joint venture equity earnings. EBITDA should not be construed as income from operations or net income, as determined by generally accepted accounting principles. Other companies may report EBITDA differently.

For further information, refer to Cooper-Standard's quarterly report on Form 10-Q filed with the Securities and Exchange Commission and posted on the company's Web site at: www.cooperstandard.com.

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Mich., specializes in the manufacture and marketing of systems and components for the global automotive industry. Products include body sealing systems, fluid handling systems, and NVH control systems. Cooper-Standard Automotive Inc. employs more than 16,000 across 63 facilities in 14 countries. For more information, visit the company's Web site at: www.cooperstandard.com.

Cooper-Standard is a privately-held portfolio company of The Cypress Group and Goldman Sachs Capital Partners Funds.

The Cypress Group is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

The GS Capital Partners Funds are part of Goldman Sachs' Principal Investment Area in the Merchant Banking Division. Goldman Sachs is one of the oldest and largest investment banking firms and is also a global leader in private corporate equity and mezzanine investing. Goldman Sachs' Principal Investment Area has formed 12 investment vehicles aggregating $35 billion of capital to date.

Forward looking statements

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties, and other factors, which may cause the actual results to differ materially from those projected, stated, or implied, depending on many factors, including, without limitation: our substantial leverage; limitations on flexibility in operating our business contained in our debt agreements; our dependence on the automotive industry; availability and cost of raw materials; our dependence on certain major customers; competition in our industry; our conducting operations outside the United States; the uncertainty of our ability to achieve expected Lean savings; our exposure to product liability and warranty claims; labor conditions; our vulnerability to rising interest rates; our ability to meet our customers' needs for new and improved products in a timely manner; our ability to attract and retain key personnel; the possibility that our owners' interests will conflict with yours; our new status as a stand-alone Company; our legal rights to our intellectual property portfolio; our under-funded pension plans; environmental and other regulations; and the possibility that our acquisition strategy will not be successful. There may be other factors that may cause our actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statement. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

Contact for Media:
Barry Von Lanken, Cooper-Standard Automotive, (260) 927-3314,
bgvonlanken@cooperstandard.com

Contact for Analysts:
Scott Finch, Cooper-Standard Automotive, (248) 596-6031,
shfinch@cooperstandard.com